UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ACQUISITION OF DELL SYSTEMS CORPORATION AND OTHER COMPANIES, AND IT SERVICES-RELATED ASSETS

On March 8, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT DATA Corporation’s acquisition of Dell Systems Corporation and other companies, and IT services-related assets. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: March 8, 2017

March 8, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT DATA Corporation’s Acquisitions of Dell Systems Corporation and Other

Companies, and IT Services-Related Assets

NTT DATA Corporation (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has made an announcement today regarding the acquisition of Dell Services (Dell Systems Corporation, Dell Technology & Solutions Limited and Dell Services Pte. Ltd. and Dell Group’s IT services-related assets mainly in North America) by NTT DATA. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

March 8, 2017

Company Name: NTT DATA Corporation

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code: 9613, First section Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, Head of IR Finance Office

Phone: +81-3-5546-9962

Notice Regarding Acquisition of Dell Systems Corporation and Other Companies,

and IT Services-Related Assets

As NTT DATA Corporation (Representative Director and President: Toshio Iwamoto; headquartered in Kotou-ku, Tokyo, Japan) (“NTT DATA”) announced on November 3, 2016 in its “Notice Regarding Acquisition of Dell Systems Corporation and Other Companies, and IT Services-Related Assets” (with the companies and assets to be acquired collectively referred to as “Dell Services”), on November 2, 2016 (Central Daylight Time), NTT DATA completed the acquisition of over 98% (asset value base) of Dell Services, and today, NTT DATA announces the partial completion with respect to the remainder of the acquisition. In addition, the corporate registration procedures with authorities for the acquisition in certain countries (amounting to less than 0.1% of the entire transaction (asset value base)) are taking time to complete. Such procedures are expected to be completed in or after April 2017.

< Outlook >

Forecast figures for consolidated financial results for fiscal year ending March 31, 2017 that NTT DATA announced on November 4, 2016 with its consolidated financial results for the second quarter of the fiscal year ending March 31, 2017 reflect the impact of the acquisition described above.

(Reference) Forecasts for the Consolidated Results for the Fiscal Year Ending March 31, 2017 (as announced on November 4, 2016) and Consolidated Results for the Year Ended March 31, 2016

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income Attributable to Owners of Parent
Forecasts of Consolidated Results for the year ending March 31, 2017	1,670,000	105,000	98,000	49,000
Consolidated business results for the year ended March 31, 2016	1,614,897	100,885	98,158	63,373

For further inquiries, please contact (media relations):

NTT DATA Corporation

Public Relations Department

Phone: +81-3-5546-8051